SECURITIES AND EXCHANGE COMMISSION

06050171

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 04 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 E. South Temple, Suite 100
(No. and Street)

Salt Lake City, Utah 84111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Robertson (801) 596-0700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simpkins
(Name – *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100, Logan, UT 84323-0747
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott J. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc., as of April 3, 2006, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
LISA M. JOHANSEN
136 E. South Temple #100
Salt Lake City, UT 84111
My Commission Expires
December 1, 2007
State of Utah

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2005 and 2004

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

INDEX TO FINANCIAL STATEMENTS

JONES
P.C.
SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 20, 2006

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
BALANCE SHEETS
December 31, 2005 and 2004

ASSETS	2005	2004
Current assets:		
Cash	$ 292,945	325,301
Investments	9,990	8,250
Accounts receivable, net	141,187	122,528
Prepaid income taxes	27,152	-
Total current assets	471,274	456,079
Property and equipment, net	82,765	90,649
Cash surrender value of life insurance	101,845	48,106
Other assets	5,394	5,394
Total assets	$ 661,278	600,228

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
Current liabilities:		
Payables	$ 214,468	208,148
Related party notes payable	100,000	-
Current portion of long-term debt	-	14,759
Current portion of deferred income taxes	30,000	29,000
Total current liabilities	344,468	251,907
Deferred income taxes	14,000	24,000
Long-term debt	-	4,528
Total liabilities	358,468	280,435
Stockholders' equity:		
Common stock, $1 par value, 50,000 shares authorized, 4,500 shares issued and outstanding	4,500	4,500
Additional paid-in capital	98,057	98,057
Note receivable from stock sales	-	(13,976)
Retained earnings	200,253	231,212
Total stockholders' equity	302,810	319,793
Total liabilities and stockholders' equity	$ 661,278	600,228

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Financial advisory fees	$ 1,954,646	2,358,431
Consulting fees	557,262	338,994
Other	134,368	188,656
Gain on investments	1,740	3,365
	2,648,016	2,889,446
General and administrative expenses	2,680,515	2,787,195
Income (loss) from operations	(32,499)	102,251
Other expense:		
Loss on sale of property and equipment	(7,171)	-
Interest expense	(289)	(2,421)
	(7,460)	(2,421)
Income (loss) before income taxes	(39,959)	99,830
Provision (benefit) for income taxes	(9,000)	46,000
Net income (loss)	$ (30,959)	53,830

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Notes Receivable From Stock Sales	Retained Earnings	Total
Balance at January 1, 2004	4,500	$ 4,500	$ 98,057	$ (17,609)	$ 177,382	$ 262,330
Collection of notes receivable	-	-	-	3,633	-	3,633
Net income	-	-	-	-	53,830	53,830
Balance at December 31, 2004	4,500	$ 4,500	$ 98,057	$ (13,976)	$ 231,212	$ 319,793
Collection of notes receivable	-	-	-	13,976	-	13,976
Net loss	-	-	-	-	(30,959)	(30,959)
Balance at December 31, 2005	4,500	$ 4,500	$ 98,057	$ -	$ 200,253	$ 302,810

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income (loss)	$	(30,959)	53,830
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization		37,695	37,025
Loss on disposal of assets		7,171	
Deferred income taxes		(9,000)	17,000
Gain on investments		(1,740)	(3,365)
(Increase) decrease in:			
Accounts receivable		(18,659)	(52,657)
Prepaid income taxes		(27,152)	22,120
Increase in payables		6,320	35,296
Net cash provided by (used in) operating activities		(36,324)	109,249
Cash flows from investing activities:			
Change in cash surrender value of life insurance		(53,739)	(12,615)
Purchase of property and equipment		(36,982)	(19,127)
Net cash used in investing activities		(90,721)	(31,742)
Cash flows from financing activities:			
Proceeds from related party notes payable		100,000	-
Collection of notes receivable from stock sales		13,976	3,633
Payments on long-term debt		(19,287)	(20,055)
Net cash provided by (used in) financing activities		94,689	(16,422)
Net increase (decrease) in cash		(32,356)	61,085
Cash, beginning of year		325,301	264,216
Cash, end of year	$	292,945	325,301

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the state of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2005.

Investments

The Company classifies its investments at fair value.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectiblity based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment and capital leases is determined using the straight-line method over the estimated useful lives of the assets or terms of the lease which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Investments

Investments are recorded at fair value and consist of the following:

		2005	2004
Investments, at cost	$	810	20,910
Unrealized holding loss		-	(20,100)
Unrealized holding gain		9,180	7,440
Investments, at fair value	$	9,990	8,250

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 3 – Detail of Certain Balance Sheet Accounts

Accounts receivable consist of the following:

	2005	2004
Accounts receivable	$ 150,670	122,528
Allowance for doubtful accounts	(9,483)	-
	$ 141,187	122,528

Payables consist of the following:

	2005	2004
Accounts payable	$ 16,584	14,000
Pension payable	192,458	181,201
Vacation payable	5,426	11,444
Income taxes payable	-	1,503
	$ 214,468	208,148

Note 4 – Property and Equipment

Property and equipment consists of the following:

	2005	2004
Furniture and fixtures	$ 131,036	122,235
Computer equipment	151,967	158,849
Leasehold improvements	13,414	13,414
	296,417	294,498
Less accumulated depreciation and amortization	(213,652)	(203,849)
	$ 82,765	90,649

Note 5 – Long-Term Debt

Long-term debt consists of the following at December 31, 2004

Note payable to a bank in monthly installments of $922 including interest at 8.25%, secured by equipment and maturing in 2005	$	14,769
Note payable to a bank in monthly installments of $429 including interest at 7.75%, secured by equipment and maturing in 2005		4,518
		19,287
Less current portion		(14,759)
Long-term debt	$	4,528

During the year ended December 31, 2005, the Company repaid both notes shown above.

Note 6 – Related Party Notes Payable

Related party notes payable consist of three 6% notes to the owners of the Company which are unsecured and subordinated and due on June 30, 2006.

Note 7 – Lease Obligations

The Company leases office space and office equipment under noncancellable operating lease agreements, which expire in 2007 and 2010. Future minimum rental payments for these noncancellable operating leases at December 31, 2005 are as follows:

Year	Amount
2006	$ 99,920
2007	8,888
2008	592
2009	592
2010	296
	$ 110,288

Rental expense on the operating leases for the years ended December 31, 2005 and 2004 was approximately, $86,000 and $70,000, respectively.

Note 8 – Income Taxes

The provision (benefit) for income taxes consists of the following:

	2005	2004
Current	$ -	29,000
Deferred	(9,000)	17,000
	$ (9,000)	46,000

Note 8 – Income Taxes (continued)

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2005	2004
Federal and state tax at statutory rates	$	(15,000)	34,000
Meals and entertainment		3,000	5,000
Insurance		3,000	5,000
Other		-	2,000
	$	(9,000)	46,000

Deferred tax assets (liabilities) consist of the following:

		2005	2004
Depreciation	$	(14,000)	(24,000)
Unrealized holding gain		(1,000)	(3,000)
Loss on investments		7,000	7,000
Revenue recognition		(41,000)	(33,000)
Net operating loss carryforward		5,000	-
Net deferred tax liability	$	(44,000)	(53,000)

Presented in the financial statements as follows:

		2005	2004
Current portion of deferred income taxes	$	(30,000)	(29,000)
Deferred income taxes		(14,000)	(24,000)
	$	(44,000)	(53,000)

Note 9 – Note Receivable from Stock Sales

The note receivable from stock sale consists of a note receivable from one of the Company's officers. The note bears interest at 6%, is payable in annual installments of approximately $5,200, and was repaid during 2005.

Note 10 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $193,000 and $181,000 for the years ended December 31, 2005 and 2004, respectively.

Note 11 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes for the years ended December 31 are as follows:

		2005	2004
Interest	$	289	2,421
Income taxes	$	28,391	5,377

Note 12 – Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and related party notes payable. The carrying amounts of these items approximate fair value because of their short-term nature.

Note 13 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2005 and 2004, the Company's minimum net capital requirement was $5,000.

Note 14 – Changes in Stockholder's Equity Accounts and Liabilities Subordinated to Claims of General Creditors

During the years ended December 31, 2005 and 2004, the Company collected $13,976 and $3,633, respectively, of the note receivable from stock sale (see Note 9).

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Net capital:		
Total ownership equity	$	302,810
Subordinated borrowings allowable in computation of net capital		100,000
Non-allowable assets		(345,723)
Other additions		-
Net capital before haircuts on securities positions		57,087
Haircuts on securities:		
Current investments (stock 15%)		(2,428)
Net capital	$	54,659
Minimum net capital required (based on Aggregate Indebtedness):		
Minimum net capital required	$	5,000
Excess net capital	$	49,659
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$	28,812
Aggregate Indebtedness:		
Total liabilities (less subordinated debt) from balance sheets	$	258,468
Ratio of aggregate indebtedness to net capital	$	4.7
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	54,659
Reconciling items		-
Net capital per above	$	54,659

JONES
P.C.
SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 20, 2006